Filed by Frontier Group Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spirit Airlines, Inc.

SEC File No.: 001-35186

Date: June 27, 2022

The following press release is being filed in connection with the proposed business combination of Spirit Airlines, Inc. (“Spirit”) and Frontier Group Holdings, Inc. (“Frontier”):

Frontier Airlines Issues Open Letter to Spirit Airlines Stockholders Highlighting Greater Value and Clearer Pathway to Close Than JetBlue Proposal

Leading Proxy Advisory Firms ISS and Glass Lewis Recognize Superior Long-Term Value and Upside Potential of the Frontier-Spirit Combination

New Agreement Includes More Cash and Increased Reverse Termination Fee

Instead of Being Capped at $33.50 per Share, Spirit Stockholders Can Realize

Significant Upside from Merger Synergies

DENVER, Colo., June 27, 2022 – Frontier Group Holdings, Inc. (“Frontier”) (NASDAQ: ULCC), parent company of Frontier Airlines, Inc., today issued the following letter to Spirit Airlines’ (“Spirit”) (NYSE: SAVE) stockholders regarding Frontier’s proposed merger with Spirit.

The full letter follows:

June 27, 2022

Dear Spirit Stockholders,

We continue to be excited about the Spirit-Frontier combination, which will create a true nationwide ultra-low-fare airline. The strategic rationale of a combined Spirit and Frontier remains sound, and the changes we have made to our merger agreement provide greater value for all Spirit stockholders – value that is well in excess of JetBlue’s illusory proposal, which lacks any realistic likelihood of obtaining regulatory approval.

You have an important decision to make about the future of your investment in Spirit Airlines at the upcoming Special Meeting on June 30, 2022. Before you vote, we want you to hear directly from Frontier why our combination deserves your support:

Our combination gives Spirit stockholders the opportunity to realize significant upside in excess of $50 per share , delivering superior value compared to JetBlue’s proposal. The Frontier-Spirit transaction delivers significantly greater value to Spirit stockholders compared to the opportunistic cash offer from JetBlue, which creates a hard cap on value at $33.50 per share. With our updated agreement, we are raising the cash consideration for Spirit stockholders, bringing the total cash consideration to approximately $450 million. In addition to the added cash consideration, Spirit stockholders will benefit from the upside of the pandemic recovery and share in approximately $500 million in estimated annual net merger synergies. The math is clear – even with modest growth assumptions based on current recovery trends – the Frontier-Spirit transaction can easily provide proforma value in excess of $50 per Spirit share, value that is far superior to what JetBlue offers.

Leading proxy advisory firms support Frontier and Spirit transaction. ISS and Glass Lewis recognize the value of the Frontier-Spirit combination and have recommended that Spirit stockholders vote to approve the transaction at the upcoming Spirit Special Meeting of Stockholders on June 30, 2022. Both ISS’s and Glass Lewis’s recommendations further validate our belief in the benefits inherent in our transaction and that the Frontier-Spirit transaction is the only compelling and viable offer on the table for Spirit and its stockholders.

We have increased the reverse termination fee to $350 million, matching JetBlue’s proposal and providing a portion in accelerated prepayment. Not only will Spirit stockholders have the opportunity to participate in the upside potential of the Spirit-Frontier combination, but the amended merger agreement will also provide an accelerated prepayment of $2.22 per Spirit share in cash (approximately $241.1 million) of the reverse termination fee, structured as a cash dividend to Spirit stockholders following the vote approving the combination. A Frontier-Spirit combination is procompetitive, and the increased reverse termination fee, coupled with the greater likelihood to close, provides substantially more regulatory protection for Spirit stockholders than JetBlue’s offer. In this light, Spirit stockholders are really weighing the full value of the Frontier combination against the value of JetBlue’s proposed termination fee of $350 million, or $3.20 per Spirit share, which is the most likely outcome for Spirit stockholders if Spirit were to move forward with an acquisition by JetBlue.

A Spirit acquisition by JetBlue would lead to an antitrust dead end—a fact that no amount of JetBlue money, bluster or misdirection will change. JetBlue has thrown up a lot of smoke to have you believe that the regulatory risk of its proposal is identical to the Frontier-Spirit combination. That is not true, and requires you to ignore common sense and JetBlue’s own admission about what it intends to do immediately upon acquiring and eliminating Spirit: remove seats and raise prices, both antitrust non-starters. Conversely, a Spirit-Frontier merger is demonstrably pro-consumer, as many analysts and third parties have already acknowledged, given that it will expand ultra-low fare service to more destinations and provide more ultra-low fare alternatives to the Big Four and JetBlue.

Employees support the Frontier-Spirit combination. The Association of Flight Attendants (“AFA”), which represents over 4,600 flight attendants at Spirit and 2,900 flight attendants at Frontier, has publicly stated that it believes the Spirit-Frontier combination will significantly benefit employees of both airlines. That is far from the case at JetBlue. The Transport Workers Union (“TWU”) has publicly stated that it opposes JetBlue’s proposed takeover of Spirit, noting JetBlue’s intention to eliminate thousands of jobs and low-cost flight options for customers as part of its proposal. Further, the TWU has publicly admonished JetBlue for being an abusive employer that disregards the well-being of its workforce by refusing to abide by its existing union contracts. An airline’s team members are absolutely essential to its success as a company. There is a stark contrast in how employees would react to the Frontier-Spirit combination compared to a potential acquisition by JetBlue.

Together, Frontier and Spirit will supercharge the ultra-low-cost carrier model to increase industry competition. The strategic rationale of the Spirit-Frontier combination is simple—we are building an airline that can realize the competitive potential of the ULCC model. Our transaction will bring scale, capability, and resilience, making it possible to bring ultra-low fares to more routes in competition with larger, high-cost, high-fare airlines. A combined Frontier and Spirit will stimulate demand by inducing people to fly when the high fares offered by JetBlue and the Big Four would otherwise price them out of the market, including in underserved communities. These are substantial, sweeping procompetitive effects. With inflation rising and airfares increasing, it is more important than ever to have a low-cost alternative with nationwide scale. In stark contrast, JetBlue’s offer is about a higher-cost airline’s taking out a major low-cost competitor, resulting in what JetBlue has admitted will be stark anticompetitive effects: far fewer seats and higher fares.

Do not be fooled by JetBlue’s attempt to disrupt a compelling combination that will provide real and lasting value for Spirit stockholders and consumers. We strongly urge you to consider the superior value of the Spirit-Frontier combination, our compelling pathway to completion and the unmatched benefits our combination provides for all stakeholders and the broader marketplace.

Sincerely,

William A. Franke	Barry Biffle
Chair of the Frontier Board of Directors	President and CEO of Frontier

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Citigroup Global Markets Inc. is serving as financial advisor and Latham & Watkins, LLP is serving as legal advisor to Frontier.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Additional Information Will be Filed with the SEC

Frontier has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 in connection with the proposed transaction, that included a definitive Information Statement/Prospectus of Frontier and a definitive Proxy Statement of Spirit. The Form S-4 was declared effective on May 11, 2022 and the prospectus/proxy statement was first mailed to Spirit stockholders on May 11, 2022. Frontier and Spirit also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/ INFORMATION STATEMENT/ PROSPECTUS/ PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED BY FRONTIER OR SPIRIT WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FRONTIER, SPIRIT, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders are able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by Frontier and Spirit through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders are able to obtain free copies of the information statement and the proxy statement and other documents filed with the SEC by Frontier and Spirit on Frontier’s Investor Relations website at https://ir.flyfrontier.com and on Spirit’s Investor Relations website at https://ir.spirit.com.

Participants in the Solicitation

Frontier and Spirit, and certain of their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the Merger Agreement. Information regarding Frontier’s directors and executive officers is contained in Frontier’s definitive proxy statement, which was filed with the SEC on April 13, 2022. Information regarding Spirit’s directors and executive officers is contained in Spirit’s definitive proxy statement, which was filed with the SEC on March 30, 2022.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this communication, including statements concerning Frontier, Spirit, the proposed transactions and other matters, should be considered forward-looking within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Frontier’s and Spirit’s current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to Frontier’s and Spirit’s operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward looking statements. Words such as “expects,” “will,” “plans,” “intends,” “anticipates,” “indicates,” “remains,” “believes,” “estimates,” “forecast,” “guidance,” “outlook,” “goals,” “targets” and other similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed, or assured. All forward-looking statements in this communication are based upon information available to Frontier and Spirit on the date of this communication. Frontier and Spirit undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances, or otherwise, except as required by applicable law. All written and oral forward-looking statements concerning the Frontier merger or other matters addressed in this communication and attributable to Frontier, Spirit, or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this communication.

Actual results could differ materially from these forward-looking statements due to numerous factors including, without limitation, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; failure to obtain applicable regulatory or Spirit stockholder approval in a timely manner or otherwise and the potential financial consequences thereof; failure to satisfy other closing conditions to the proposed transactions; failure of the parties to consummate the transaction; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; demand for the combined company’s services; the growth, change and competitive landscape of the markets in which the combined company participates; expected seasonality trends; diversion of managements’ attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; risks related to investor and rating agency perceptions of each of the parties and their respective business, operations, financial condition and the industry in which they operate; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; that Frontier’s cash and cash equivalents balances, together with the availability under certain credit facilities made available to Frontier and certain of its subsidiaries under its existing credit agreements, will be sufficient to fund Frontier’s operations including capital expenditures over the next 12 months; Frontier’s expectation that based on the information presently known to management, the potential liability related to Frontier’s current litigation will not have a material adverse effect on its financial condition, cash flows or results of operations; that the COVID-19 pandemic will continue to impact the businesses of the companies; ongoing and increase in costs related to IT network security; and other risks and uncertainties set forth from time to time under the sections captioned “Risk Factors” in Frontier’s and Spirit’s reports and other documents filed with the SEC from time to time, including their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.